United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)*

Rocky Shoes & Boots, Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

774830103
(CUSIP Number)

Thomas G. Berlin
37500 Eagle Road
Willoughby Hills, OH 44094
(440) 951-2655
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 24, 2002
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).







1    	Name of Reporting Person	Thomas G. Berlin

2	If a member of a group	a)  / /
					b) /X/

3	SEC Use only


4	Source of Funds					AF, PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	United States


Number of Shares
7	Sole Voting					  9,250
Beneficially Owned
By Each Reporting
Person With
8	Shared Voting					259,139

9 	Sole Dispositive				  9,250

10	Shared Dispositive				259,139

11	Aggregate Amount Beneficially owned		268,389


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11) 5.97%


14	Type of Reporting Person					IA, IN, OO







There are no changes to the Schedule 13D, except by Amendment #2 as follows:

Item 1.		Security and Issuer.

The name of the issuer is Rocky Shoes & Boots, Inc. an Ohio
Corporation (the "Issuer"), which has its principal executive offices at 39 East Canal Street, Nelsonville, OH 45764 (phone [740]) 753-1951).

The title of the securities to which this Statement relates is the Issuer's Common Shares, no par value (the "Shares").

Item 2.		Identity and Background.

(a)	The name of the Reporting Person is Thomas G. Berlin.

(b)	The Reporting Person's residence address is 37500 Eagle Road,
Willoughby Hills, OH 44094.

(c)	The Reporting Person's principal occupation is investment
adviser. The principal business where such employment is conducted is Berlin Financial Ltd. The address of Berlin Financial Ltd. is
23811 Chagrin Blvd., Suite 275, Beachwood, OH 4122.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)	Citizenship	United States

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person purchased and sold the Capital Shares (as defined in Item 5) in his capacity as the General Partner of Berlin Capital Growth, L.P. The purchase and sale of the Capital Shares was made by the Reporting Person on behalf of Berlin Capital Growth, L.P. in the Reporting Person's capacity as the General Partner of Berlin Capital Growth, L.P. and with funds provided by Berlin Capital Growth, L.P.

The Reporting Person purchased the Cover Shares (as defined in
Item 5) in his capacity as an Investment Adviser of the Jack Cover IRA. The purchase of the Cover Shares was made by the Reporting Person on behalf of the Jack Cover IRA in the Reporting Person's capacity as an Investment Adviser of the Jack Cover IRA and with funds provided by the Jack Cover IRA.

The Reporting Person sold the Buckeye Shares (as defined in
Item 5) in his capacity as an Investment Adviser of Buckeye Fabricators of Letonia Profit Sharing Plan. The sale of the Buckeye Shares was made by the Reporting Person on behalf of the Buckeye Fabricators of Letonia Profit Sharing Plan in the Reporting Person's capacity as an Investment Adviser of the Buckeye Fabricators of Letonia Profit Sharing Plan and with funds provided by the Buckeye Fabricators of Letonia Profit Sharing Plan.

Item 4.		Purpose of Transaction.

(a)-(j) The Reporting Person purchased and sold the Capital Shares in his capacity as the General Partner and solely for investment purposes on behalf of Berlin Capital Growth, L.P.

The Reporting Person purchased the Cover Shares in his capacity as an Investment Adviser and solely for investment purposes on behalf of the Jack Cover IRA.

The Reporting Person sold the Buckeye Shares in his capacity as an Investment Adviser and solely for investment purposes on behalf of the Buckeye Fabricators of Letonia Profit Sharing Plan.

The Reporting Person purchased and sold the TGB Shares (as defined below) solely for investment purposes.

The acquisition by any member group of additional securities of the Issuer, or the disposition of securities of the Issuer provided, however, the reporting member group might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person has beneficial ownership of 268,389
Shares (the "Berlin Shares"). The Berlin Shares constitute 5.97% of the Shares Outstanding as of the Issuer's most recent available filing.

(b)	The Reporting Person has the sole power to vote or to direct the vote or to dispose of or direct the disposition of 9,250 Shares (the "TGB" Shares").

The Reporting Person and Berlin Capital Growth, L.P., a partnership in which the Reporting Person is the General Partner, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 123,520 Shares (the "Capital Shares").

The Reporting Person and the Jack Cover IRA, a retirement account in which the Reporting Person is the Investment Adviser, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 10,119 Shares (the "Cover Shares").

The Reporting Person and Buckeye Fabricators of Letonia Profit Sharing Plan, a Profit Sharing Plan in which the Reporting Person was the Investment Adviser, had, at the time of the two sales, the shared power to vote or to direct the vote or to dispose of or direct the disposition of 500 Shares, which now is 0 Shares (the "Buckeye Shares"). Buckeye Fabricators of Letonia Profit Sharing Plan has ceased to be a member of the Reporting Person.

(c)	On the following dates, the Reporting Person purchased and/or sold the following number of Shares for the per Share price set forth below. Each such purchase or sale was made solely for investment purposes by the Reporting Person, was purchased or sold through a customary broker transaction and is included in the Individual Shares.


Identity			Date		Shares	Price		Executing Broker

Thomas G. Berlin
				02/12/02	-  200	6.4000		Bear Stearns
				02/12/02	-2,200	6.4500		Bear Stearns
				02/13/02	-2,000	6.1200		Bear Stearns
				02/13/02	-2,000	6.2400		Bear Stearns
				02/13/02	-2,000	6.6000		Bear Stearns
				04/11/02	-1,300	7.4200		Bear Stearns
				04/11/02	-1,200	7.9800		Bear Stearns
				07/23/02	 1,000	5.3500		Bear Stearns
				07/24/02	 2,850	5.3358		Bear Stearns


On the following dates, the Reporting Person purchased and/or sold the following number of Shares for the per Share price set forth below. Each such purchase or sale was purchased or sold by the Reporting Person as the General Partner of Berlin Capital Growth, L.P., solely for investment purposes, was purchased or sold through a customary broker transaction and are included in the Capital Shares.


Identity			Date		Shares	Price		Executing Broker

Berlin Capital
Growth, L.P.
				02/07/02	-2,000	5.6500		Bear Stearns
				02/11/02	-3,500	5.9300		Bear Stearns
				02/14/02	-6,000	6.9933		Bear Stearns
				02/14/02	-3,000	7.3000		Bear Stearns
				02/20/02	   800	6.6000		Bear Stearns
				02/27/02	-1,100	7.3700		Bear Stearns
				03/28/02	-  900	7.3200		Bear Stearns
				04/11/02	-1,000	7.7000		Bear Stearns
				04/15/02	-2,500	8.4500		Bear Stearns
				04/29/02	   700	7.4000		Bear Stearns
				04/29/02	 1,500	7.5000		Bear Stearns
				04/29/02	 1,500	7.6000		Bear Stearns
				04/30/02	   381	7.3000		Bear Stearns
				05/01/02	-  111	7.9000		Bear Stearns
				05/02/02	-  200	7.9000		Bear Stearns
				07/01/02	   500	5.9000		Bear Stearns
				07/02/02	 2,100	5.8300		Bear Stearns
				07/03/02	   700	5.7200		Bear Stearns
				07/10/02	   700	5.7200		Bear Stearns
				07/11/02	   400	5.7000		Bear Stearns
				07/12/02	 1,100	5.7000		Bear Stearns



On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as an Investment Adviser of the Jack Cover IRA, solely for investment purposes, was purchased through a customary broker transaction and are included in the Cover Shares.


Identity			Date		Shares	Price		Executing Broker

Jack Cover IRA
				03/28/02	   119	7.3500		Bear Stearns



On the following dates, the Reporting Person sold the following number of Shares for the per Share price set forth below. Each such sales was sold by the Reporting Person as an Investment Adviser of Buckeye Fabricators of Letonia Profit Sharing Plan, solely for investment purposes, was sold through a customary broker transaction and are included in the Buckeye Shares.


Identity			Date		Shares	Price		Executing Broker

Buckeye Fabricators
of Letonia, Profit
Sharing Plan
				04/12/02	- 100	8.3000		McDonald Investments
				04/12/02	- 400	8.3000		McDonald Investments



(d)	Berlin Capital Growth, L.P. has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Capital Shares. However, the Reporting Person disclaims beneficial ownership to the Capital Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Jack Cover IRA has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Cover Shares. However, the Reporting Person disclaims beneficial ownership to the Cover Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Buckeye Fabricators of Letonia Profit Sharing Plan has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Buckeye Shares. However, the Reporting Person disclaims beneficial ownership to the Buckeye Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

The Reporting Person is the General Partner of Berlin Capital Growth, L.P., the owner of the Capital Shares. Through an agreement between the Reporting Person and Berlin Capital Growth, L.P., the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such Capital Shares. However, the Reporting Person disclaims beneficial ownership to the Capital Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Reporting Person is the Investment Adviser of the Jack Cover IRA the owner of the Cover Shares. Through an agreement between the Reporting Person and the Jack Cover IRA, the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such Cover Shares. However, the Reporting Person disclaims beneficial ownership to the Cover Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Reporting Person was, at the time of the two sales, the Investment Adviser of the Buckeye Fabricators of Letonia Profit Sharing Plan, the owner of the Buckeye Shares. The Reporting Person disclaims beneficial ownership to the Buckeye Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement. Buckeye Fabricators of Letonia Profit Sharing Plan has ceased to be a member of the Reporting Person.

Item 7.	Material to be Filed as Exhibits.

Not applicable.


Signature	After reasonable inquiry and to the best of my knowledge
		and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date 07/30/02



Thomas G. Berlin